Exhibit 3.5

CERTIFICATE OF ELIMINATION
OF
Series A Junior Participating Preferred Stock
OF CONTANGO OIL & GAS COMPANY

(Pursuant to Section 151 of the Delaware General Corporation Law)

Contango Oil & Gas Company, a Delaware corporation (the “Company”), certifies as follows:

1.Pursuant to Section 151 of the Delaware General Corporation Law (the “DGCL”) and the authority granted in the Company’s Certificate of Incorporation, as amended, and as may be further amended from time to time (the “Certificate of Incorporation”), the Board of Directors of the Company, by resolutions duly adopted on July 31, 2018, authorized the issuance of 27,000 shares of preferred stock, par value $0.04 per share, of the Company designated as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”).

2.Pursuant to the provisions of Section 151(g) of the DGCL, the Board of Directors of the Company adopted the following resolutions:

FURTHER RESOLVED, that none of the authorized shares of Series A Preferred Stock are outstanding, and none of the authorized shares of the Series A Preferred Stock will be issued pursuant to the Certificate of Designations of Series A Preferred Stock filed with the Secretary of State of the State of Delaware on August 1, 2018 (the “Certificate of Designations”);

FURTHER RESOLVED, that the Company be, and hereby is, authorized and directed to file with the Secretary of State of the State of Delaware a certificate of elimination (the “Certificate of Elimination”) setting forth a copy of these resolutions, with the effect under the DGCL of eliminating from the Certificate of Incorporation all matters set forth in the Certificate of Designations, and the shares of Series A Preferred Stock that were designated to such series shall be returned to the status of authorized but unissued shares of preferred stock of the Company without designation as to series;  and

FURTHER RESOLVED,  that E. Joseph Grady, the Company’s Senior Vice President and Chief Financial Officer, and any other officer of the Company designated by him, are, and each of them individually hereby is, authorized and directed, for and on behalf of the Company and in its name, to execute and file the Certificate of Elimination at such time as they deem appropriate, and to take such further actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolutions in accordance with the applicable provisions of the DGCL.

3.Pursuant to the provisions of Section 151(g) of the DGCL, all references to the Series A Preferred Stock in the Certificate of Incorporation are hereby eliminated, and the shares that were designated to such series are hereby returned to the status of authorized but unissued shares of preferred stock of the Company, without designation as to series.

IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be signed on its behalf by its duly authorized officer on this 14th day of March, 2019.

CONTANGO OIL & GAS COMPANY

/s/ E. JOSEPH GRADY

Name: E. Joseph Grady

Title:Senior Vice President and Chief Financial Officer

Signature Page to

Certificate of Elimination

US 5949132